Filed by Abraxas Petroleum Corporation
                                                   (Commission File No. 0-19118)
                          Pursuant to Rule 425 Under the Securities Act of 1933,
                                                                     as amended,
                                        And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934,
                                                                     as amended.
                                    Subject Company:  Grey Wolf Exploration Inc.
                                                        (no Commission File No.)

                                  NEWS RELEASE

            ABRAXAS UPDATES SUCCESSFUL CANADIAN AND U. S. OPERATIONS

SAN ANTONIO, TX (Sept. 10, 2001) - Abraxas Petroleum Corporation (AMEX:ABP) Chairman and CEO, Bob Watson, commented on the Company's current operations in the Oates S.W. field, in the Montoya trend in west Texas, and the continuing success of its drilling efforts in the Caroline and Pouce Coupe areas in Alberta, Canada.

"In Canada, the Company has drilled seven successful wells, none of which are currently booked as proved or probable reserves by the Company's outside engineering firms. Abraxas expects reserves of 3-5 Bcfe (gross) per well and has identified over forty additional locations in the Caroline and Pouce Coupe areas based on the recent drilling and the 3-D seismic surveys completed in each area this past winter. In the Pouce Coupe area a second well is online producing 2.2 MMcfpd and 60 Bopd (gross). A third well was tested at 5 MMcfpd and 180 Bopd (gross) and should be on production later this month. Two additional wells are awaiting completion and one well is currently drilling. In Caroline, two wells are being completed and one well is currently drilling. The Company has one rig under contract in each area and anticipates drilling one well per month in Pouce Coupe and one well every six weeks in Caroline for the foreseeable future. Abraxas has an average 85% working interest in the seven drilled wells but has a 100% working interest in the majority of the subsequent drilling locations.

In the S.W. Oates area of west Texas, the Company recently commenced operations to re-enter an existing wellbore, the Hudgins 34 #1. Reentering the existing well will save approximately half of the cost of a new well and allow the Company to test the Montoya formation in a cost effective manner. The well is currently drilling vertically at approximately 13,000 feet and is expected to drill horizontally at a depth of 13,400 feet. Abraxas has finished the evaluation of its recently acquired 3-D seismic and has identified as many as 9 potential locations on its 100% working interest acreage. In addition to the Montoya formation potential, there is a shallower Devonian formation that will be evaluated.

In the Montoya joint participation area with EOG Resources (NYSE:EOG), the two wells currently on production are producing a combined 11 MMcfpd (gross) and EOG expects to spud two additional wells before year end."

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO EXCHANGE THE SECURITIES OF ABRAXAS FOR THE SECURITIES OF GREY WOLF. ANY SUCH OFFER OR SOLICITATION WILL BE SUBJECT TO CERTAIN CUSTOMARY CONDITIONS AND WILL BE MADE ONLY BY ABRAXAS' PROSPECTUS AND OTHER EXCHANGE OFFER MATERIALS, WHICH HAVE BEEN FILED WITH THE SEC AND HAVE BEEN MAILED TO GREY WOLF'S STOCKHOLDERS. GREY WOLF'S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE DOCUMENTS ARE ALSO AVAILABLE AT NO CHARGE FROM THE SEC'S WEB SITE, WWW.SEC.GOV, AND FROM ABRAXAS PETROLEUM CORPORATION AT 500 NORTH LOOP 1604 EAST, SUITE 100, SAN ANTONIO, TEXAS 78232.

Abraxas Petroleum Corporation is a San Antonio-based crude oil and natural gas exploitation and production company that also processes natural gas. The Company operates in Texas, Wyoming and western Canada. For additional information about the Company, please visit our web site, www.abraxaspetroleum.com for the most current and updated information. The web site is updated daily in order to comply with the SEC Regulation FD (Fair Disclosure).

Safe Harbor for forward-looking statement: Statements in this release looking forward in time involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to be materially different from any future performance suggested in this release. Such factors may include, but may not be necessarily limited to, changes in the prices received by the Company for crude oil and natural gas. In addition, the Company's future crude oil and natural gas production is highly dependent upon the Company's level of success in acquiring or finding additional reserves. Further, the Company operates in an industry sector where the value of securities is highly volatile and may be influenced by economic and other factors beyond the Company's control. In the context of forward-looking information provided for in this release, reference is made to the discussion of risk factors detailed in the Company's filing with the Securities and Exchange Commission during the past 12 months.

FOR MORE INFORMATION CONTACT:
Janice Herndon/Manager Corp. Communications
Telephone 210-490-4788
jherndon@abraxaspetroleum.com
www.abraxaspetroleum.com